Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102-3491

January 5, 2011

Mr. Amit Pande,
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Re:	Capital One Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009, Filed February 26, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010, and
September 30, 2010
File No. 0011-13300

Request for Extension to Respond to Comment Letter Dated December 28, 2010

Dear Mr. Pande:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 28, 2010 (the “Comment Letter”) on the above-referenced filings.

The Commission requested that we respond to the Comment Letter within 10 business days, which would make the response due by January 12, 2011.  We confirm that the Company has respectfully requested an extension to provide our response to the Comment Letter by January 28, 2011, in order to respond to this letter more thoroughly.  I understand pursuant to Angela Hairston’s discussion with you on January 4, 2011 that this extension has been granted by the Commission.

Please do not hesitate to contact me at (804) 284-9744 if you have any questions regarding this matter.

Sincerely,

/s/ F. Aubrey Thacker
F. Aubrey Thacker
Senior Vice President
Chief Accounting Officer

cc:	Gary L. Perlin, Chief Financial Officer
John G. Finneran, General Counsel and Corporate Secretary